UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNION FIRST MARKET BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

905399101

(CUSIP Number)

D. Michael Jones

Markel Corporation

4521 Highwoods Parkway

Glen Allen, Virginia 23260

(804) 747-0136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 905399101
1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Markel Corporation 54-1959284
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,504,920
	8	Shared voting power -0-
	9	Sole dispositive power 3,504,920
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 3,504,920
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.5%
14	Type of reporting person CO, HC

Item 1.	Security and Issuer.

The name of the issuer is Union First Market Bankshares Corporation, a Virginia corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 111 Virginia Street, Suite 200, Richmond, Virginia 23219. This Schedule 13D relates to the Issuer’s common stock, no par value.

Item 2.	Identity and Background.

This statement is being filed by Markel Corporation, a Virginia corporation (“Markel”). The address of Markel’s principal executive offices is 4521 Highwoods Parkway, Glen Allen, Virginia 23060. Markel is a holding company whose insurance subsidiaries market and underwrite specialty insurance products and programs to a variety of niche markets.

(d) During the last five years, Markel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Markel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information concerning the executive officers and directors of Markel (the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule A annexed hereto and is incorporated herein. To Markel’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Markel acquired 3,504,920 shares of the Issuer’s common stock (the “Shares”) as consideration in connection with a merger (the “Merger”) of a subsidiary of the Issuer with First Market Bank, a privately held company in which Markel was a shareholder.

Item 4.	Purpose of Transaction.

Depending on prevailing market, economic and other conditions, Markel may from time to time sell or purchase additional shares, subject to the terms of its commitments with respect to the Issuer as set forth in more detail under Item 6 below.

As of the effective date of the Merger, Steven A. Markel became a member of the Board of Directors of the Issuer. Since February 1, 2010, Mr. Markel has acquired shares of common stock of the Issuer as set forth in Schedule B attached hereto and incorporated herein.

Except as described above in this Item 4, Markel does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Markel beneficially owns 3,504,920 shares of the Issuer’s common stock, which represents approximately 13.5% of the outstanding shares of the class. The percentage calculation is based on 25,896,839 shares outstanding as of the effective date of the Merger, as reported by the Issuer. The ownership of the Issuer’s common stock by the Listed Persons is provided on Schedule A annexed hereto and is incorporated herein.

(b) Markel has sole voting and dispositive power with regard to the shares of common stock described in Item 5(a).

(c) Except for the Merger, there were no transactions in the Issuer’s common stock by Markel during the past 60 days. Schedule B annexed hereto lists all the transactions in the Issuer’s common stock by Steven A. Markel.

(d) No person other than Markel is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of common stock reported in this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 6, 2010, Markel agreed to refrain from certain actions where Markel or its representatives would or could exercise control or influence over the Issuer, unless Markel receives the prior approval of the Federal Reserve Board (the “Passivity Commitment”). The types of particular actions from which Markel would be precluded without the Federal Reserve Board’s prior consent include (1) exercising of a controlling influence over management or policies of the Issuer, (2) seeking more than one representative to serve on the Board of the Issuer and (3) permitting that representative to serve as chair of the Board or its committees or to serve as a member of a committee where the representative would have more than 25% of the seats on the committee. A copy of the Passivity Commitment is attached as Exhibit A.

As of the effective date of the Merger, Steven A. Markel became a member of the Board of Directors of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

The Passivity Commitment is filed as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

Markel Corporation

By:	/S/ D. MICHAEL JONES
Name:	D. Michael Jones
Title:	General Counsel and Secretary

SCHEDULE A

Name	Position and Present Principal Occupation	Shares of Issuer’s Common Stock Owned

Alan I. Kirshner	Chairman of the Board and Chief Executive Officer, Markel Corporation	-0-

Anthony F. Markel	Vice Chairman of the Board, Markel Corporation	-0-

Steven A. Markel	Vice Chairman of the Board, Markel Corporation	10,000*

Gerard Albanese, Jr.	Chief Underwriting Officer, Markel Corporation	-0-

J. Alfred Broaddus, Jr.	Director, Markel Corporation; Private Investor; Retired President, Federal Reserve Bank of Richmond	-0-

F. Michael Crowley	President, Markel Specialty, Markel Corporation	-0-

Douglas C. Eby	Director, Markel Corporation; Private Investor	-0-

Britton L. Glisson	Chief Administrative Officer, Markel Corporation	-0-

Stewart M. Kasen	Director, Markel Corporation; Retired President, S&K Famous Brands, Inc.	-0-

John Latham	Managing Director, Wholesale, Markel Corporation	-0-

Lemuel E. Lewis	Director, Markel Corporation; Retired Executive Vice President and Chief Financial Officer, Landmark Communications, Inc.	-0-

Darrell D. Martin	Director, Markel Corporation; Retired Executive Vice President and Chief Financial Officer	-0-

Jay M. Weinberg	Director, Markel Corporation; Chairman Emeritus, Hirschler Fleischer	-0-

Debora J. Wilson	Director, Markel Corporation; Retired President and Chief Executive Officer, The Weather Channel	-0-

Thomas S. Gayner	Chief Investment Officer, Markel Corporation	-0-

Richard R. Whitt, III	Senior Vice President and Chief Financial Officer, Markel Corporation	-0-

*	Represents less than 1% of the Issuer’s shares.

Each of the above named persons is a U.S. citizen.

The principal business address for each of the persons listed above is c/o Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060.

Schedule B

Purchases of Issuer Common Stock

by Steven A. Markel in the past 60 days

Date	Number of Shares Purchased	Purchase Price per Share
February 1, 2010	6,500	$13.0083	(1)
February 5, 2010	3,500	12.2119	(2)

(1)	Purchases were effected in separate transactions at prices ranging from $12.85 to $13.05 per share. Markel will provide upon request by the Securities and Exchange Commission staff full information regarding the number of shares acquired at each separate price.
(2)	Purchases were effected in separate transactions at prices ranging from $12.095 to $12.265 per share. Markel will provide upon request by the Securities and Exchange Commission staff full information regarding the number of shares acquired at each separate price.

Exhibit A

Passivity Commitments of Markel Corporation

Markel Corporation, Richmond, Virginia (“Markel”), will not, without the prior approval of the Board or its staff, directly or indirectly:

1.	Exercise or attempt to exercise a controlling influence over the management or policies of Union Bancshares Corporation, Bowling Green, Virginia (“Union”), or any of its subsidiaries;

2.	Have or seek to have more than one representative of Markel and its subsidiaries (the “Markel Group”) serve on the board of directors of Union or any of its subsidiaries;

3.	Permit any representative of the Markel Group who serves on the board of directors of Union or any of its subsidiaries to serve (i) as the chairman of the board of directors of Union or any of its subsidiaries, (ii) as the chairman of any committee of the board of directors of Union or any of its subsidiaries, or (iii) serve as a member of any committee of the board of directors of Union or any of its subsidiaries if the Markel Group representative occupies more than 25 percent of the seats on the committee;

4.	Have or seek to have any employee or representative of the Markel Group serve as an officer, agent, or employee of Union or any of its subsidiaries;

5.	Take any action that would cause Union or any of its subsidiaries to become a subsidiary of Markel;

6.	Own, control, or hold with power to vote securities that (when aggregated with securities that the officers and directors of the Markel Group own, control, or hold with power to vote) represent 25 percent or more of any class of voting securities of Union or any of its subsidiaries;

7.	Own or control equity interests that would cause the combined voting and nonvoting equity interests of the Markel Group and its officers and directors to equal or exceed 25 percent of the total equity capital of Union or any of its subsidiaries;

8.	Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of Union or any of its subsidiaries;

9.	Enter into any agreement with Union or any of its subsidiaries that substantially limits the discretion of Union’s management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities;

10.	Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of Union or any of its subsidiaries;

11.	Dispose or threaten to dispose (explicitly or implicitly) of equity interests of Union or any of its subsidiaries in any manner as a condition or inducement of specific action or non-action by Union or any of its subsidiaries; or

12.	Enter into any other banking or nonbanking transactions with Union or any of its subsidiaries, except that the Markel Group may (1) maintain existing participations with respect to loans and loan commitments by First Market Bank, FSB until such loans are repaid and loan commitments are terminated; and (2) establish and maintain deposit accounts with Union, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with Union.

The terms used in these commitments have the same meanings as set forth in the Bank Holding Company Act of 1956, as amended, and the Board’s Regulation Y.

Markel understands that these commitments constitute conditions imposed in writing in connection with the Board’s findings and decisions in Union’s application to acquire all of the voting shares of First Market Bank, FSB, Richmond, Virginia, pursuant to section 4 of the Bank Holding Company Act, and, as such, may be enforced in proceedings under applicable law.

Agreed to this 6th day of January, 2010	/s/ Thomas S. Gayner

Markel Corporation
	By:	Thomas S. Gayner
	Its:	Chief Investment Officer